FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Exchange – FR	April 22, 2010
OTCQX – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

2nd Year Running for Mexican Distinction as a
“Socially Responsible Business”

FIRST MAJESTIC SILVER CORP. (FR-T) ("First Majestic" or the "Company") is pleased to announce that the Centro Mexicano para la Filantropia (CEMEFI) has once again awarded First Majestic the “Socially Responsible Business Distinction” award for 2010 (Distintivo Empresa Socialmente Responsable 2010).

This important recognition marks the second consecutive year that First Majestic has received this annual award of distinction. This award is another indication of the Company’s commitment to social responsibility and was granted to First Majestic for its many continuous programs in place in the areas of responsibility, transparency and sustainability within its Mexican operations.

The Company accomplished this distinction due to the following relevant activities in which the Company excelled over the past year:

  Corporate Governance and Ethical practices,

  Quality of work within the Company,

  Relationships with the communities in which the Company operates, and

  Sustainability, Preservation and Stewardship of the environment.

Mr. Neumeyer, President & CEO stated; “management at First Majestic feels strongly that being socially responsible sets the foundation for high values and principles within the Company and supports the mission of growth in a sustainable way, taking care of the Company’s most valuable assets, our people and the communities in which we work.”

First Majestic Silver Corp. operates three separate mining units within Mexico; First Majestic Plata, S.A. de C.V., which owns the La Parrilla Silver Mine, Minera El Pilon, S.A. de C.V., which owns the San Martin Silver Mine and Minera La Encantada, S.A. de C.V., which owns the La Encantada Silver Mine. Each of these units is 100% held by Corporación First Majestic, S.A. de C.V., a wholly owned subsidiary based in Durango, Mexico.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.